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Banco Santander Chile

Pillar III Market Discipline and Transparency

June 30, 2023

Index

KM1- Key Parameters

	Amounts expressed in MMCLP	2Q2023	1Q2023
	Available capital (amounts)	**Consolidated**	**Consolidated**
1	Common Equity Tier 1 (CET1)	4,247,994	4,015,590
1a	Fully loaded ECL accounting model CET1		
2	Tier 1 capital	4,998,893	4,759,663
2a	Fully loaded ECL accounting model Tier 1		
3	Total capital	6,792,358	6,526,885
3a	Fully loaded ECL accounting model total capital		
	Risk-weighted assets (amounts)		
4	Total Risk Weighted Assets (RWA)	38,781,025	38,386,948
4a	Total Risk Weighted Assets (Total Risk Weighted Assets before the application of the minimum weight)		
	Coeficientes de capital en función del riesgo (porcentaje de los APR)		
5	Common Equity Tier 1 ratio(%)	10.95%	10.46%
5a	CET1 coefficient with ECL accounting model with full application of the rules (%)		
5b	CET1 coefficient (%) (coefficient before the application of the minimum weight)		
6	Tier 1 Capital coefficient (%)	12.89%	12.40%
6a	Tier 1 capital ratio with ECL accounting model with full application of the rules (%)		
6b	Tier 1 capital coefficient (%) (coefficient before the application of the minimum weight)		
7	Effective equity coefficient (%)	17.52%	17.00%
7a	Coefficient of effective equity with ECL accounting model with full application of the rules (%)		
7b	Effective equity coefficient (%)(coefficient before the application of the minimum floor)		
	Additional corecapital (% of RWAs)		
8	Capital conservation buffer requirement (%)*	1.25%	1.25%
9	Countercyclical buffer requirement (%)	0.00%	0.00%
10	D-SIB additional requirements (%)	0.38%	0.38%
11	Total of bank CET1 specific buffer requirements (%)	1.63%	1.63%***
12	CET1 available after meeting the bank's minimum capital requirements (%)	6.45%	5.96%***
	Leverage ratio**		
13	Total leverage ratio exposure measure	63,379,427	62,383,147***
14	Leverage ratio (%)	6.58%	6.65%
14a	Basel III leverage ratio with full application ECL accounting model (%) (including the effects of any applicable temporary exemptions from central bank reserves)		
14b	Basel III leverage ratio (%) (excluding the effects of any applicable temporary exemptions from central bank reserves)		
	Liquidity Coverage Ratio (LCR)**		
15	Total high-quality liquid assets (HQLA)	6,259,639	6,929,416
16	Total net cash outflow	3,561,508	4,097,644
17	LCR (%)	176.15%	169.77%
	Net Stable Funding Ratio (NSFR)**		
18	Total available stable funding	39,136,686	40,377,813
19	Total required stable funding	35,320,773	35,105,094
20	NSFR (%)	110.80%	115.02%

* Banco Santander considers a conservation buffer target of 2.5% to maintain its solvency classification A. As stipulated in chapter 1-13 of the RAN.

**Average data, as required by RAN 21.20

***Data reprocessed with respect to the March 2023 Pillar III Report, due to incorrect interpretations of the norm.

OV1- RWA Presentation

		2Q2023	1Q2023	2Q2023
		RWA	RWA	Minimum Capital Requirements
	Amounts expressed in MMCLP	Consolidated		
1	**Credit risk (excluding counterparty credit risk and securitization exposures)**	26,994,425	26,812,529	2,159,554
2	Standardised approach	26,994,425	26,812,529	2,159,554
3	Internal approach			
4	Of which, with the Commission's attribution method.			
5	Of which, using the advanced internal ratings-based method (A-IRB)			
6	**Counterparty credit risk**	1,147,910	1,043,467	91,833
7	Of which, using the standardised approach for counterparty credit risk			
8	Of which, with the method of internal models(IMM)			
9	Of which, other CCRs			
10	Credit Valuation Adjustments			
11	Equity positions with the simple risk weight method and the internal models method during the transitional period of five years			
12	Investment funds in the banking book – constituent method			
13	Investment funds in the banking book – internal regulation method			
14	Mutual fund in the banking book - alternative method			
15	Settlement risk			
16	Securitization exposures in the banking book			
17	Of which, using the IRB methodology for securitization			
18	Of which, using the external ratings-based method for securitizations (SEC-ERBA), including internal evaluation method (IAA)			
19	Of which, using the standardized methodology for securitizations (SEC-SA)			
20	**Market risk (MES)**	5,402,020	5,444,649	432,162
21	Of which, using the standardized methodology			
22	Of which, using internal methodologies			
23	**Operational risk**	4,430,117	4,324,669	354,409
24	Amounts below the thresholds for deduction	806,553	761,633	64,524
25	Minimum floor adjustment (aggregate capital)			
26	**Total**	38,781,025	38,386,948	3,102,482

CC1- Composition of Regulatory Capital (Part 1)

		June 2023	
	Amounts expressed in MMCLP	Amounts	Based on balance sheet reference numbers in connection with the level of regulatory consolidation
	Basic capital or ordinary capital tier 1: instruments and reserves		
1	Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus	891,303	(h) de CC2
2	Retained earnings	218,017	
3	Accumulated other comprehensive income (and other reserves)	3,059,198	
4	Directly issued capital subject to phase-out from CET1 capital (only applicable to non-joint stock companies)	0	
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1 capital)	101,421	
6	**Common Equity Tier 1 capital before regulatory adjustments**	**4,269,939**	
	Common Equity Tier 1 capital: regulatory adjustments		
7	Prudent Valuation Adjustments		
8	Goodwill (net of related tax liabilities)	-	(a) - (d) de CC2
9	Other intangibles other than mortgage servicing rights (MSR) (net of related tax liability)	14,148	(b) - (e) de CC2
10	Deferred tax assets that depend on the bank's future profitability, excluding those from temporary differences	1,546	
11	Cash flow hedge reserve	2,046	
12	Insufficient provisions for expected losses	0	
13	Profits from sales in transactions of securitized operations	0	
14	Accumulated gains or losses from changes in own credit risk of financial liabilities valued at fair value	4,205	
15	Assets from defined benefit pension plans	0	
16	Investment in own instruments (if it has not already been subtracted from the paid-in capital heading of the published balance sheet)	0	
17	Reciprocal cross-holdings in common equity		
18	Non-significant investments in the capital of banking, financial and insurance entities not included in the regulatory consolidation perimeter when the bank does not hold more than 10% of the issued share capital (amount above the 10% threshold)	0.00%	
19	Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation (amount above 10% threshold)	0.00%	
20	Regulatory adjustment by thresholds - MSR (amount above 10% threshold)	0.00%	(c) - (f) - umbral 10% de CC2
21	Regulatory threshold adjustment - DTA arising from temporary differences (amount above 10% threshold, net of related tax liability)	0.00%	
22	Amount exceeding the 15% threshold	0.00%	
23	Of which: Significant investments in the ordinary capital of financial entities not consolidated in CET1	0.00%	
24	Of which: Mortgage credit operation rights	0.00%	
25	Of which: DTA arising from temporary differences	0.00%	
26	National specific regulatory adjustments		
27	Regulatory adjustments applied to Common Equity Tier 1 capital due to insufficient Additional Tier 1 and Tier 2 capital to cover deductions	0	
28	**Total regulatory adjustments to Common Equity Tier 1 capital**	**21,945**	
29	**Common Equity Tier 1 capital (CET1)**	**4,247,994**	

CC1- Composition of Regulatory Capital (Part 2)

	Amounts expressed in MMCLP	June 2023 Amounts	June 2023 Based on balance sheet reference numbers in connection with the level of regulatory consolidation
	Additional Tier 1 capital: instruments		
30	Directly issued qualifying additional Tier 1 instruments plus related stock surplus	750,899	(i)
31	Of which: classified as equity under applicable accounting standards		
32	Of which: classified as liabilities under relevant accounting standards	556,994	
33	Directly issued capital instruments subject to phase-out from additional Tier 1 capital		
34	Instruments included in additional tier 1 capital (and CET1 instruments not included in row 5) issued by subsidiaries and held by third parties		
35	Of which: instruments issued by subsidiaries subject to phasing out		
36	Additional Tier 1 capital before regulatory adjustments	750,899	
	Additional Tier 1 capital after regulatory adjustments		
37	Investment in own instruments included in additional Tier 1 capital		
38	Cross holdings in instruments included in additional Tier 1 capital		
39	Non-significant investments in the capital of banking, financial and insurance entities not included in the regulatory consolidation perimeter when the bank does not hold more than 10% of the issued share capital of the entity (amount above the 10% threshold)	0	
40	Significant investments in the capital of banking, financial and insurance entities not included in the regulatory consolidation perimeter	0	
41	Specific local regulatory settings		
42	Regulatory adjustments applied to additional Tier 1 capital due to insufficient Tier 2 capital to cover deductions	0	
43	**Total regulatory adjustments to additional Tier 1 capital**	**0**	
44	**Additional Tier 1 Capital (AT1)**	**750,899**	
45	**Tier 1 capital (T1 = CET1 + AT1)**	**4,998,893**	
	Tier 2 capital: instruments and provisions		
46	Instruments eligible for Tier 2 capital issued directly plus related share premiums	1,500,465	
47	Directly issued capital instruments subject to phase-out from Tier 2 capital	0	
48	Tier 2 instruments (and CET1 and AT1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	-	
49	Of which: instruments issued by subsidiaries subject to phasing out	-	
50	Provisions	293,000	
51	**Tier 2 capital prior to regulatory adjustments**	**1,793,465**	

CC1- Composition of Regulatory Capital (Part 3)

	Amounts expressed in MMCLP	June 2023 Amounts	Based on balance sheet reference numbers in connection with the level of regulatory consolidation
	Tier 2 capital after regulatory adjustments		
52	Investments in own Tier 2 instruments		
53	Reciprocal cross-holdings in Tier 2 instruments and other TLAC liabilities		
54	Non-significant investments in the capital and other TLAC liabilities of banking, financial and insurance entities not included in the regulatory consolidation perimeter when the bank does not hold more than 10% of the issued share capital of the entity (amount above the threshold of 10 %)	-	
54a	Non-significant investments in other TLAC liabilities of banking, financial and insurance entities not included in the regulatory consolidation perimeter when the bank does not hold more than 10% of the entity's issued share capital	-	
55	Significant investments in the capital and other TLAC liabilities of banking, financial and insurance entities not included in the regulatory consolidation perimeter (net of admissible short positions)	-	
56	Specific local regulatory settings		
57	**Total regulatory adjustments to Tier 2 capital**	**0**	
58	**Tier 2 capital (T2)**	**1,793,465**	
59	**Total regulatory capital (Tier 1 + Tier2)**	**6,792,358**	
60	**Total risk-weighted assets**	**38,781,025**	
	Ratios, capital buffers and systemic charge		
61	**Common Equity Tier 1 Capital (% of RWAs)**	**10.95%**	
62	**Tier 1 capital (as a percentage of risk-weighted assets)**	**12.89%**	
63	**Effective equity (% of APRs)**	**17.51%**	
64	**Conservation buffer and countercyclical buffer, plus higher loss absorbency requirement for D SIBs (% of RWAs)**	**1.63%**	
65	Of which: conservation buffer	1.25%	
66	Of which: bank-specific countercyclical buffer in accordance with local regulation	0.00	
67	Of which: Higher loss absorbency requirement for D-SIBs (HLA) (minimum charge)	0.38%	
68	**Common Equity Tier 1 (CET1) capital (% of RWAs) available after meeting minimum bank capital requirements**	**6.45%**	
	Local minima		
69	Local minimum coefficient of CET1	4.88%	
70	Minimum local tier 1 capital ratio	6.38%	
71	Local minimum coefficient of Effective Equity	8.38%	
	Amounts below deduction thresholds (before risk weighting)		
72	Non-significant investments in the capital and other TLAC liabilities of other financial entities	-	
73	Significant investments in the ordinary capital of financial entities	-	
74	Mortgage credit operating rights (net of related tax liabilities)	-	
75	Deferred tax assets from temporary differences (net of related tax liabilities)	-	
	Ceilings applicable to the inclusion of provisions in Tier 2 capital		
76	Provisions eligible for inclusion in Tier 2 capital in respect of exposures subject to standardised approach (prior to application of cap)	293,000	
77	Cap on inclusion of provisions in Tier 2 capital under standardised approach	361,861	
78	**Provisions eligible for inclusion in Tier 2 capital in respect of exposures subject to internal ratings-based approach (prior to application of cap)**	-	
79	**Eligible provisions in Tier 2 capital related to positions subject to internal methodologies (before the application of the cap)**	-	
	Capital instruments subject to phase-out arrangements (only applicable between December 1, 2020 and January 1, 2031)		
80	*Current ceiling on CET1 instruments subject to phase-out*		
81	*Amount excluded from CET1 due to cap (amount above cap after redemptions and maturities)*		
82	*Current cap on AT1 instruments subject to phase-out arrangements*		
83	*Amount excluded from AT1 capital due to cap (excess over cap after redemptions and maturities)*		
84	*Current cap on Tier 2 instruments subject to phase-out arrangements*	-	
85	*Amount excluded from Q2 due to cap (amount above cap after redemptions and maturities)*	-	

Santander

CC2- Reconciliation of Regulatory Capital to Balance Sheet (Part 1)

	Amounts expressed in MMCLP	June 2023		
		Published Financial Statements	Under regulatory scope of consolidation	Reference
	Assets	at the end of the period	at the end of the period	
1	Cash and balances at central banks	2,342,891		
2	Operations with settlement in progress	860,177		
3	Financial assets to trade at fair value through profit or loss	10,729,094		
4	Financial derivative contracts	10,603,105		
5	Debt financial instruments	125,989		
6	Others	0		
7	Non-trading financial assets mandatorily measured at fair value through profit or loss	0		
8	Financial assets designated at fair value through profit or loss	0		
9	Financial assets at fair value through other comprehensive income	6,975,961		
10	Debt financial instruments	6,853,341		
11	Others	122,620		
12	Financial derivative contracts for accounting hedges	391,908		
13	Financial assets at amortized cost	42,933,416		
14	Rights for resale agreements and securities loans	0		
15	Debt financial instruments	4,784,584		
16	owed by banks	25,790		
17	Loans and accounts receivable from customers	16,749,984		
18	Loans and accounts receivable from customers - Commercial	16,273,207		
19	Loans and accounts receivable from customers - Housing	5,099,851		
20	Loans and accounts receivable from customers - Consumption	44,671		
21	Investments in companies	94,318		
22	Intangible assets	0		(a)
23	Of which: Goodwill	94,318		(b)
24	Of which: other intangibles (excluding mortgage credit operating rights)	0		(c)
25	Of which: mortgage credit operation rights	184,618		
26	Fixed assets	170,591		
27	Assets for right to use leased assets	41		
28	Current taxes	322,621		
29	Deferred taxes	3,599,697		
30	Of which: Goodwill-related deferred tax liabilities	31,977		
31	**Of which: deferred tax liabilities related to intangible assets (excluding mortgage credit operating rights)**	**68,681,981**		
	Of which: deferred tax liabilities related to mortgage credit operating rights			
32	Other assets	844,382		
33	Non-current assets and disposal groups for sale	10,099,239		
34	Total assets	10,099,239		
35	Liabilities	0		
36	Operations with settlement in progress	0		
37	Financial liabilities to trade at fair value through profit or loss	2,678,427		
38	Financial derivative contracts	-		
39	Others	45,880,068		
40	Financial liabilities designated at fair value through profit or loss	13,272,010		
41	Financial derivative contracts for accounting hedges	14,892,389		
42	Financial liabilities at amortized cost	406,419		
43	Deposits and other demand obligations	9,417,953		
44	Deposits and other term deposits	7,636,954		
45	Obligations for repurchase agreements and securities loans	254,342		
46	Obligations with banks	128,072		
47	Debt financial instruments issued	2,324,619		
48	Other financial obligations	109,324		
49	Obligations for lease contracts	83,471		
50	Regulatory capital financial instruments issued	330,714		
51	Contingency provisions	69,195		
52	Provisions for dividends, interest payments and appreciation of issued regulatory capital financial instruments	1		
53	Special provisions for credit risk	0		(d)
54	Current taxes	0		(e)
55	Deferred taxes	0		(f)
56	Other liabilities	1,846,587		
57	Liabilities included in alienable for sale	0		
58	**Total liabilities**	**64,394,098**		

Santander

CC2- Reconciliation of Regulatory Capital to Balance Sheet (Part 2)

	Amounts expressed in MMCLP	June 2023		
		Published Financial Statements	Under regulatory scope of consolidation	Reference
		at the end of the period	at the end of the period	
	Equity			
59	Paid-in share capital	891,303		
60	Of which: amount eligible as CET1	891,303		(h)
61	Of which: amount eligible as AT1	-		(i)
62	Reserves	3,115,239		
63	Accumulated other comprehensive income	-56,041		
64	Items that will not be reclassified in results	625		
65	Items that can be reclassified in results	-56,666		
66	Accumulated retained earnings from prior years	38,618		
67	Total shareholders' equity	262,870		
68	Less: Provisions for dividends, interest payments and revaluation of issued regulatory capital financial instruments	-83,471		
69	Attributable to equity holders	4,168,518		
70	Non-controlling interest	119,365		
71	**Total equity**	**4,287,883**		

CCA- Main Characteristics of Regulatory Capital Instruments (Part 1)

		Junio 2023				
1	Issuer	Banco Santander Chile	Banco Santander Chile	Banco Santander Chile	Banco Santander Chile	Banco Santander Chile
2	Unique identifier (eg Committee on Uniform Security Identification Procedures (CUSIP), International Securities Identification Number (ISIN) or Bloomberg identifier for private placement)	15353669	10176024	USTDG10508	USTDG20908	USTDG30710
3	Governing law(s) of the instrument	General Banking Law	General Banking Law	General Banking Law	General Banking Law	General Banking Law
3a	Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible instruments governed by foreign law)					
4	Transitional rules	AT1	T2	T2	T2	T2
5	Post-transitional rules	AT1	T2	T2	T2	T2
6	Eligible on an individual/local consolidated/global consolidated level	Local Consolidated	Local Consolidated	Local Consolidated	Local Consolidated	Local Consolidated
7	Instrument type (types to be specified by each jurisdiction)	Non Maturity Bonds	Subordinated bonds	Subordinated bonds	Subordinated bonds	Subordinated bonds
8	Amount recognised in regulatory capital (currency in millions, as of most recent reporting date) *	556,994	-	111,430	111,430	111,430
9	Par value of instrument	561,876	160,536	108,504	108,504	108,504
10	Accounting classification	Liability measures at amortized cost	Liability measures at amortized cost	Liability measures at amortized cost	Liability measures at amortized cost	Liability measures at amortized cost
11	Original date of issuance	21-10-2021	15-01-2020	02-05-2008	01-09-2008	01-07-2010
12	Perpetual or dated	No maturity	Fixed maturity	Fixed maturity	Fixed maturity	Fixed maturity
13	Original maturity date	No maturity	21-01-2030	02-05-2033	01-03-2038	01-07-2035
14	Early redemption by the issuer subject to prior approval by the Commission	yes	No	No	No	No
15	Optional call date, contingent call dates and redemption amount	i) 26/10/2026 ii) Total Amount	not applicable	not applicable	not applicable	not applicable
16	Subsequent call dates, if applicable	Any date after the first redemption	not applicable	not applicable	not applicable	not applicable
	Coupons / dividends					
17	Fixed or floating dividend/coupon	Fixed	Fixed	Fixed	Fixed	Fixed
18	Coupon rate and any related index	4.625%	3.792%	4.658%	4.171%	3.926%
19	Existence of a dividend stopper	yes	No	No	No	No
20	Fully discretionary, partially discretionary or mandatory	Parcialmente discrecional	Mandatory	Mandatory	Mandatory	Mandatory
21	Existence of step-up or other incentive to redeem					
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative	Non-cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible
24	If convertible, conversion trigger(s)	-	-	-	-	-
25	If it is convertible, fully or partial	-	-	-	-	-
26	If convertible, conversion rate	-	-	-	-	-
27	If convertible, mandatory or optional conversion					
28	If convertible, specify instrument type convertible into	-	-	-	-	-
29	If convertible, specify issuer of instrument it converts into	-	-	-	-	-
30	Writedown feature	Si				
31	If writedown, writedown trigger(s)	Gatillos: Default, Interest Cancellation y Loss Absorption				
32	If writedown, full or partial					
33	If writedown, permanent or temporary	Permanent				
34	If temporary write-down, description of writeup mechanism	-				
34a	Type of subordination					
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the insolvency creditor hierarchy of the legal entity concerned)					
36	Non-compliant transitioned features	No	No	No	No	No
37	If yes, specify non-compliant features	-	-	-	-	-

* The amounts presented are expressed in millions of pesos, using the exchange rate in effect at the end of the semester ($802.68). The results are presented below in U.S. dollars.

Unique identifier (e.g. CUSIP, ISIN or Bloomberg identifier of a private placement)	15353669	10176024	USTDG10508	USTDG20908	USTDG30710
Nominal value of the instrument	700,000,000 USD	200,000,000 USD	135,176,717 USD	135,176,717 USD	135,176,717 USD

CCA- Main Characteristics of Regulatory Capital Instruments (Part 2)

		Junio 2023				
1	Issuer	Banco Santander Chile	Banco Santander Chile	Banco Santander Chile	Banco Santander Chile	Banco Santander Chile
2	Unique identifier (eg Committee on Uniform Security Identification Procedures (CUSIP), International Securities Identification Number (ISIN) or Bloomberg identifier for private placement)	USTDG40710	USTDG50411	USTDH10411	USTDH20914	USTDH30914
3	Governing law(s) of the instrument	General Banking Law	General Banking Law	General Banking Law	General Banking Law	General Banking Law
3a	Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible instruments governed by foreign law)					
4	Transitional rules	T2	T2	T2	T2	T2
5	Post-transitional rules	T2	T2	T2	T2	T2
6	Eligible on an individual/local consolidated/global consolidated level	Local Consolidated	Local Consolidated	Local Consolidated	Local Consolidated	Local Consolidated
7	Instrument type (types to be specified by each jurisdiction)	Subordinated bonds	Subordinated bonds	Subordinated bonds	Subordinated bonds	Subordinated bonds
8	Amount recognised in regulatory capital (currency in millions, as of most recent reporting date) *	111,430	148,573	148,573	111,430	111,430
9	Par value of instrument	108,504	144,672	144,672	108,504	108,504
10	Accounting classification	Liability measures at amortized cost	Liability measures at amortized cost	Liability measures at amortized cost	Liability measures at amortized cost	Liability measures at amortized cost
11	Original date of issuance	01-07-2010	01-04-2011	01-04-2011	01-09-2014	01-09-2014
12	Perpetual or dated	Fixed maturity	Fixed maturity	Fixed maturity	Fixed maturity	Fixed maturity
13	Original maturity date	01-07-2040	01-04-2031	01-04-2041	01-09-2034	01-09-2039
14	Early redemption by the issuer subject to prior approval by the Commission	No	No	No	No	No
15	Optional call date, contingent call dates and redemption amount	not applicable	not applicable	not applicable	not applicable	not applicable
16	Subsequent call dates, if applicable	not applicable	not applicable	not applicable	not applicable	not applicable
	Coupons / dividends					
17	Fixed or floating dividend/coupon	Fixed	Fixed	Fixed	Fixed	Fixed
18	Coupon rate and any related index	3.777%	3.774%	3.850%	3.000%	3.100%
19	Existence of a dividend stopper	No	No	No	No	No
20	Fully discretionary, partially discretionary or mandatory	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory
21	Existence of step-up or other incentive to redeem					
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative	Non-cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible
24	If convertible, conversion trigger(s)	-	-	-	-	-
25	If it is convertible, fully or partial	-	-	-	-	-
26	If convertible, conversion rate	-	-	-	-	-
27	If convertible, mandatory or optional conversion					
28	If convertible, specify instrument type convertible into	-	-	-	-	-
29	If convertible, specify issuer of instrument it converts into	-	-	-	-	-
30	Writedown feature					
31	If writedown, writedown trigger(s)					
32	If writedown, full or partial					
33	If writedown, permanent or temporary					
34	If temporary write-down, description of writeup mechanism					
34a	Type of subordination					
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the insolvency creditor hierarchy of the legal entity concerned)					
36	Non-compliant transitioned features	No	No	No	No	No
37	If yes, specify non-compliant features	-	-	-	-	-

* The amounts presented are expressed in millions of pesos, using the exchange rate in effect at the end of the semester ($802.68). The results are presented below in U.S. dollars.

Unique identifier (e.g. CUSIP, ISIN or Bloomberg identifier of a private placement)	USTDG40710	USTDG50411	USTDH10411	USTDH20914	USTDH30914
Nominal value of the instrument	135,176,717 USD	180,235,623 USD	180,235,623 USD	135,176,717 USD	135,176,717 USD

CCA- Main Characteristics of Regulatory Capital Instruments (Part 3)

		Junio 2023				
1	Issuer	Banco Santander Chile	Banco Santander Chile	Banco Santander Chile	Banco Santander Chile	Banco Santander Chile
2	Unique identifier (eg Committee on Uniform Security Identification Procedures (CUSIP), International Securities Identification Number (ISIN) or Bloomberg identifier for private placement)	USTD-M0301	USTDW20320	USTDW70320	USTD-X1107	USTD-Z1207
3	Governing law(s) of the instrument	General Banking Law	General Banking Law	General Banking Law	General Banking Law	General Banking Law
3a	Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible instruments governed by foreign law)					
4	Transitional rules	T2	T2	T2	T2	T2
5	Post-transitional rules	T2	T2	T2	T2	T2
6	Eligible on an individual/local consolidated/global consolidated level	Local Consolidated	Local Consolidated	Local Consolidated	Local Consolidated	Local Consolidated
7	Instrument type (types to be specified by each jurisdiction)	Subordinated bonds	Subordinated bonds	Subordinated bonds	Subordinated bonds	Subordinated bonds
8	Amount recognised in regulatory capital (currency in millions, as of most recent reporting date) *	111,491	185,717	122,573	74,287	74,287
9	Par value of instrument	180,839	180,839	119,354	72,336	72,336
10	Accounting classification	Liability measures at amortized cost	Liability measures at amortized cost	Liability measures at amortized cost	Liability measures at amortized cost	Liability measures at amortized cost
11	Original date of issuance	01-03-2001	01-03-2020	10-08-2021	02-11-2007	01-12-2007
12	Perpetual or dated	Fixed maturity	Fixed maturity	Fixed maturity	Fixed maturity	Fixed maturity
13	Original maturity date	01-09-2026	01-09-2035	01-09-2028	02-11-2032	01-12-2032
14	Early redemption by the issuer subject to prior approval by the Commission	No	No	No	No	No
15	Optional call date, contingent call dates and redemption amount	not applicable	not applicable	not applicable	not applicable	not applicable
16	Subsequent call dates, if applicable	not applicable	not applicable	not applicable	not applicable	not applicable
	Coupons / dividends					
17	Fixed or floating dividend/coupon	Fixed	Fixed	Fixed	Fixed	Fixed
18	Coupon rate and any related index	4.411%	0.950%	3.515%	4.016%	4.100%
19	Existence of a dividend stopper	No	No	No	No	No
20	Fully discretionary, partially discretionary or mandatory	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory
21	Existence of step-up or other incentive to redeem					
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative	Non-cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible
24	If convertible, conversion trigger(s)	-	-	-	-	-
25	If it is convertible, fully or partial	-	-	-	-	-
26	If convertible, conversion rate	-	-	-	-	-
27	If convertible, mandatory or optional conversion					
28	If convertible, specify instrument type convertible into	-	-	-	-	-
29	If convertible, specify issuer of instrument it converts into	-	-	-	-	-
30	Writedown feature					
31	If writedown, writedown trigger(s)					
32	If writedown, full or partial					
33	If writedown, permanent or temporary					
34	If temporary write-down, description of writeup mechanism					
34a	Type of subordination					
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the insolvency creditor hierarchy of the legal entity concerned)					
36	Non-compliant transitioned features	No	No	No	No	No
37	If yes, specify non-compliant features	-	-	-	-	-

* The amounts presented are expressed in millions of pesos, using the exchange rate in effect at the end of the semester ($802.68). The results are presented below in U.S. dollars.

Unique identifier (e.g. CUSIP, ISIN or Bloomberg identifier of a private placement)	USTD-M0301	USTDW20320	USTDW70320	USTD-X1107	USTD-Z1207
Nominal value of the instrument	225,294,529 USD	225,294,529 USD	148,694,389 USD	90,117,812 USD	90,117,812 USD

LR1- Comparative Summary of Accounting Assets vs. Leverage Ratio Exposure Measure

	Amounts expressed in MMCLP, average data for the quarter	2Q2023 Consolidated
1	Total consolidated assets as per published financial statements (net of required provisions)	69,037,054
2	Adjustments on CET1	-109,944
3	Adjustment for fiduciary assets recognised on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	
4	Exposure with derivative financial instruments (credit equivalents)	-7,856,707
5	Adjustments for financing transactions with SFT securities (ie repos and similar collateralized loans)	
6	Adjustments for contingent credit exposures	2,374,643
7	Other adjustments (assets generated by the intermediation of financial instruments in its own name on behalf of third parties, others)	-65,619
8	**Leverage ratio exposure measure**	**63,379,427**

LR2- Summary of Leverage Ratio Exposure Measure

	Amounts expressed in MMCLP, average data for the quarter	2Q2023	1Q2023
	On-balance sheet exposures	Consolidated	Consolidated
1	On-balance sheet exposures (excluding derivatives)	57,807,722	57,036,066
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	-109,944	-119,300 **
3	Total on-balance sheet exposures (excluding derivatives)	57,697,778	56,916,766
	Derivative exposures		
4	Credit equivalent associated with all operations with derivatives (fair value and additional amount)	3,307,007	3,024,595
5	Add-on amounts for potential future exposures associated with all derivative transactions		
6	Gross collateral provided for the deduction of assets from the balance sheet in accordance with the accounting framework		
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)		
8	(ECC tranche exempted for exposures to commercial operations settled by the client)		
9	Adjusted effective notional amount of written credit derivatives		
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)		
11	Total derivative exposures	3,307,007	3,024,595
	Exposures from securities financing operations (SFT)		
12	Gross SFT assets (without recognized offsets), after adjusting for sales accounting transactions		
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)		
14	Counterparty credit risk exposure for SFT assets		
15	Agent transaction exposures		
16	Total securities financing transaction exposures		
	Other off-balance sheet exposures		
17	Off-balance sheet exposure valued at gross notional amount	11,554,401	11,455,715
18	(Conversion adjustments to credit equivalents)	-9,179,759	-9,013,929
19	Off-balance sheet items	2,374,642	2,441,786
	Capital and total exposures		
20	Tier 1 capital	4,179,037	4,148,758
21	Total exposures	63,379,427	62,383,147
	Leverage Ratio		
22	Leverage ratio	6.59%	6.65%

**Data reprocessed with respect to the March 2023 Pillar III Report, due to incorrect interpretations of the norm.

CR1- Credit Quality of Assets

		June 2023						
		Gross book value		Compensation (endowments) / Impairment	Associated provisions		ECL accounting provisions for credit losses	Net values (a+b-d)
	Cifras en MMCLP	Defaulted exposures	Exposures without default		Specific provisions	Additional provisions		
1	Placements in the banking book	1,884,546	37,355,117		1,090,832	293,000		38,148,832
2	Financial instruments in the banking book		11,760,545					11,760,545
2.1	Other assets in the banking book		7,651,603					7,651,603
3	Off-balance sheet exposures	16,891	11,543,711		37,649			11,522,954
4	**Total**	**1,901,437**	**68,310,976**		**1,128,480**	**293,000**		**69,083,933**

CR2- Changes in the stock of loans and non-derivative financial instruments in the default banking book

	Amounts expressed in MMCLP	June 2023
1	**Defaulted loans and debt securities at end of the previous reporting period**	**1,654,826**
2	Loans and debt securities that have defaulted since the last reporting period	559,792
3	Returned to non-defaulted status	-143,700
4	Amounts written off	-207,734
5	Other changes	-
6	**Defaulted loans and debt securities at end of the reporting period**	**1,863,185**

**Non-performing exposures include off-balance sheet items (contingent).

CR3- Credit Risk Mitigation Techniques (CRM): Overview

	Amounts expressed in MMCLP	June 2023				
		Unsecured Exposures	Exposures guaranteed	Exposures guaranteed by endorsements or bonds	Exposures secured with financial guarantees	Exposures secured by credit derivatives
1	Loans	36,258,104	1,890,727	1,889,759	969	
2	Debt securities	11,760,545				
3	**Total**	**48,018,649**	**1,890,727**	**1,889,759**	**969**	
4	Of which defaulted	1,153,983	69,364	69,364	-	

CR4- Standard Approach: CR Exposure and CRM Effects

	Amounts expressed in MMCLP	June 2023					
		Exposures before CCF and CRM		Exposures after CCF and CRM		RWA and RWA density	
	Asset Categories	On-balance sheet amount	Off-balance sheet amount	On-balance sheet amount	Off-balance sheet amount	RWA	RWA density
1	Sovereigns and Central Banks	12,059,116	-	12,059,116	-	1,474	0.01%
2	Non-central government public sector entities	114,519	233,949	114,519	200,355	92,398	29.34%
3	International institutions and multilateral development banks	16,713	16,465	16,713	3,287	20,000	100.00%
4	Banks and Savings and Credit Cooperatives supervised by the CMF	1,691,881	59,769	1,691,881	21,018	347,769	20.30%
	Of which, broker-dealers and other financial institutions						
5	Secured and Mortgage Bonds	-	-	-	-	-	0.00%
6	Corporates	6,617,203	3,614,640	6,617,203	1,145,174	5,949,706	76.65%
	Of which, broker-dealers and other financial institutions						
	Specialized loans	440,916	271,068	440,916	44,248	487,933	100.57%
7	Subordinated debt, shares and other capital instruments	-	-	-	-	-	0.00%
8	Retailers	6,650,915	6,481,611	6,650,915	666,504	5,769,278	78.84%
9	Real estate	22,504,597	1,070,053	22,504,597	178,892	10,747,408	47.38%
	Of which residential real estate	19,139,665	862,348	19,139,665	92,662	7,650,302	39.78%
	Of which, commercial root good	3,336,989	200,253	3,336,989	82,743	3,065,991	89.66%
	Of which, CRE overall						
	Of which, land acquisition, development and construction	27,943	7,452	27,943	3,488	31,115	99.00%
10	Investment funds						0.00%
11	Defaulted loans	1,223,346	6,741	1,223,346	6,741	1,556,510	126.54%
12	Higher-risk categories	-	-	-	-	-	0.00%
13	Transfer of funds in progress	42,888	-	42,888	-	-	0.00%
14	Other assets	4,056,002	31,728	4,056,002	13,180	3,309,761	81.34%
15	**Total**	**54,977,181**	**11,514,956**	**54,977,181**	**2,235,152**	**27,794,303**	**48.58%**

CR5- Standardized Approach: Exposures by Type of Counterparty and Weights by RC

	Amounts expressed in MMCLP	June 2023									
	Weighting by RC→ Types of counterparties ↓	0%	10%	20%	35%	50%	75%	100%	150%	Others	Total amount of Credit Risk exposures (after CCF and CRM)
1	Sovereigns and Central Banks	12,051,747	-	7,368	-	-	-	-	-	-	12,059,116
2	Non-central government public sector entities	-	-	277,007	-	1,741	-	36,126	-	-	314,874
3	International institutions and multilateral development banks	-	-	-	-	-	-	20,000	-	-	20,000
4	Banks and Savings and Credit Cooperatives supervised by the CMF	-	-	1,684,684	-	9,041	-	799	-	18,374	1,712,898
5	Secured and Mortgage Bonds	-	-	-	-	-	-	-	-	-	-
6	Corporates	487,526	-	969	-	-	2,033	3,097,361	-	4,174,488	7,762,377
	Specialized loans	-	-	-	-	-	2,033	170,823	-	312,308	485,164
7	Subordinated debt, shares and other capital instruments	-	-	-	-	-	-	-	-	-	-
8	Retailers	762,434	-	-	-	-	2,597,285	3,715,453	-	242,247	7,317,420
9	Real estate	72,216	-	2,482,246	386,119	3,005,614	402,904	66,100	55,652	16,212,638	22,683,489
	Of which, residential real estate	10,465	-	2,482,246	386,119	3,005,614	400,592	8,225	76	12,938,988	19,232,327
	Of which, commercial root good	61,435	-	-	-	-	2,312	26,760	55,576	3,273,649	3,419,732
	Of which, land acquisition, development and construction	316	-	-	-	-	-	31,115	-	-	31,431
10	Investment funds	-	-	-	-	-	-	-	-	-	-
11	Defaulted loans	69,364	-	-	-	-	-	369,151	791,572	-	1,230,088
12	Higher-risk categories	-	-	-	-	-	-	-	-	-	-
13	Transfer of funds in progress	42,888	-	-	-	-	-	-	-	-	42,888
14	Other assets	1,238,139	-	-	-	-	-	2,496,007	-	335,036	4,069,182
15	**Total**	**14,724,315**	**-**	**4,452,275**	**386,119**	**3,016,395**	**3,002,223**	**9,800,998**	**847,225**	**20,982,784**	**57,212,332**

CCR1- Analysis of CCR Exposures by Approach

		June 2023					
	Amounts expressed in MMCLP	Sum of positive fair values	Notional amounts	Additional amounts	Derivatives before CRM	Derivatives after CRM	RWA after CRM
1	Exposures to billateral counterparties	1,020,869	1,110,266	2,905,794	3,926,664	3,926,664	1,135,427
2	Exposures to central counterparties	295,373	252,075	580,870	876,243	876,243	12,483
3	Simple Approach for credit risk mitigation (for SFTs)						
4	Comprehensive Approach for credit risk mitigation (for SFTs)						
5	Value-at-risk (VaR) for SFTs						
6	**Total**						1,147,910

CCR3- Standardized Approach for CCR Exposures by Type of Counterparty and Risk Weights

	Amounts expressed in MMCLP	June 2023								
	RWA→ Types of counterparties↓	0%	10%	20%	50%	75%	100%	150%	Others	Total Credit Risk Exposure
1	Sovereigns and central banks			4,806						4,806
2	Non-central government public sector entities			114,476	10,511					124,988
3	International institutions and multilateral development banks									
4	Banks and Savings and Credit Cooperatives supervised by the CMF	1,084,763		760,571	607,343				828,436	3,281,113
5	Secured and Mortgage Bonds									
6	Corporates	25,503					69,379		404,140	499,022
7	Regulatory retail portfolios									
8	Other assets									
9	**Total**	**1,110,266**		**879,853**	**617,854**		**69,379**		**1,232,577**	**3,909,929**

CCR5- Collateral Composition for CCR Exposures

	Amounts expressed in MMCLP	June 2023					
		Collateral used in derivative transactions				Collateral used in SFTs	
		Fair value of received collateral		Fair value of pledged collateral		Fair value of collateral received	Fair value of posted collateral
		Segregated	Unsegregated	Segregated	Unsegregated		
1	Cash – domestic currency	-	-	-			
2	Cash – other currencies	978,618	-	2,027,881			
3	Debt securities issued by the Chilean Government or Chilean Central Bank	1,619	-	-			
4	Other sovereign debt	344,040	-	-			
5	Government agency debt	-	-	-			
6	Corporate bonds	-	-	-			
7	Equity securities	-	-	-			
8	Other collateral	38,064	-	-			
9	**Total**	**1,362,341**	**-**	**2,027,881**			

CCR8- Exposures to Central Counterparties

	Amounts expressed in MMCLP	June 2023 EAD after CRM	June 2023 RWA
1	**Exposures to qualifying CCPs (QCCPs) (total)**	**624,167**	**12,483**
2	Exposures for trades at QCCPs (excluding initial margin and default fund contributions); of which	381,222	7,624
3	(i) over-the-counter (OTC) derivatives	381,222	7,624
4	(ii) Exchange-traded derivatives	-	-
5	(iii) Securities financing transactions		
6	(iv) Netting sets where cross-product netting has been approved	381,222	7,624
7	Segregated initial margin	111,959	
8	Non-segregated initial margin	-	-
9	Pre-funded default fund contributions	242,945	4,859
10	Unfunded default fund contributions	-	-
11	**Exposures to non-QCCPs (total)**		-
12	**Exposures for trades at non-QCCPs (excluding initial margin and default fund contributions); of which**	-	-
13	(i) OTC derivatives	-	-
14	(ii) Exchange-traded derivatives	-	-
15	(iii) Securities financing transactions		
16	(iv) Netting sets where cross-product netting has been approved	-	-
17	Segregated initial margin	-	
18	Non-segregated initial margin	-	-
19	Pre-funded default fund contributions	-	-
20	Unfunded default fund contributions	-	-

Santander

MR1- Market Risk Under Standardised Approach

	Amounts expressed in MMCLP	RWA June 2023 Consolidated
1	Interest rate risk (general and specific)	5,338,857
2	Equity risk (general and specific)	0
3	Foreign exchange risk	27,589
4	Commodity risk	0
5	Options – simplified method	-
6	Options – delta-plus method	35,574
7	Options – scenario aproach	-
8	Securitisations	
9	**Total**	**5,402,020**

LIQ1- Liquidity Coverage Ratio (LCR)

	Amounts expressed in MMCLP, average data for the quarter	2Q2023 Total unweighted value (average)	2Q2023 Total weighted value (average)
	High-quality liquid assets	**Consolidated**	
1	HQLA	6,260,716	6,259,639
	Cash outflows		
2	**Retail deposits and deposits from small business customers, of which:**	18,657,519	1,233,451
3	Stable deposits	12,646,018	632,301
4	Less stable deposits	6,011,501	601,150
5	**Unsecured wholesale funding, of which:**	2,078,278	2,322,680
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	-	-
7	Non-operational deposits (all counterparties)	2,012,544	2,256,946
8	Unsecured debt	65,734	65,734
9	**Secured wholesale funding**	285,933	57,187
10	**Additional requirements, of which:**	12,583,656	3,359,940
11	Outflows related to derivative exposures and other collateral requirements	2,560,445	2,553,185
12	Outflows related to loss of funding on debt products	-	-
13	Credit and liquidity facilities	10,023,211	806,755
14	**Other contractual funding obligations**	2,744,685	2,095,868
15	**Other contingent funding obligations**	2,306,397	227,539
16	**TOTAL CASH OUTFLOWS**		**9,296,665**
	Cash Inflows		
17	**Secured lending (eg reverse repos)**	3,520,939	1,053,758
18	**Inflows from fully performing exposures**	1,930,960	1,921,571
19	Other cash inflows	3,672,141	2,301,377
20	**TOTAL CASH INFLOWS**		**5,276,706**
			Adjusted Total
21	**Total HQLA**		**6,259,639**
22	**Total net cash outflows**		**3,561,508**
23	**Liquidity Coverage Ratio (%)**		**176.15%**

LIQ2- Net Stable Funding Ratio (NSFR)

	Amounts expressed in MMCLP, average data for the quarter	June 2023				
		Unweighted value by residual maturity				Weighted value
		No maturity (band 1)	< 6 months	From 6 months to 1 year	≥ 1 year	
	Available Stable Financing (FED)					
1	**Capital:**	3,580,100	0	0	2,468,451	5,665,381
2	Regulatory capital	3,580,100	0	0	2,468,451	5,665,381
3	Other capital instruments	0	0	0	0	0
4	**Deposits, sight obligations and other term deposits to individuals and SMEs (retail deposits), of which:**	12,563,605	9,543,628	475,765	30,553	20,201,216
5	Covered 100% by deposit insurance or guarantee (stable deposits)	12,563,605	82,413	0	0	11,381,417
6	Not covered or partially covered by deposit insurance or guarantee (less stable deposits)	0	9,461,215	475,765	30,553	8,819,800
7	**Deposits, demand obligations and other term deposits from wholesalers (wholesale financing), of which:**	1,256,110	4,307,082	3,397,468	250,213	2,269,615
8	For operational purposes (operational deposits)	0	0	0	0	0
9	Non-operational purposes and other wholesale financing	1,256,110	4,307,082	3,397,468	250,213	2,269,615
10	**Liabilities with matching interdependent assets**	992,263	0	0	0	0
11	**Other liabilities:**	1,103,526	1,569,671	6,023,140	10,940,026	11,000,473
12	NSFR derivative liabilities		228,904	962,413	1,680,786	
13	All other liabilities and equity not included in the above categories	1,103,526	1,340,767	5,060,728	9,259,239	11,000,473
14	**Total ASF**					**39,136,686**
	Required stable funding (RSF) item					
15	**Total High Quality Liquid Assets for NSFR purposes**					487,771
16	**Deposits held at other financial institutions for operational purposes**	8,723	861,616	802	0	138,349
17	**Performing loans and securities:**	1,381,831	7,509,091	4,590,022	35,064,953	28,692,443
18	Performing loans to financial institutions secured by Level 1 HQLA	214,600	5,197,755	2,610,649	9,378,984	10,516,112
19	Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	1,167,231	1,331,167	1,186,070	3,007,872	4,237,017
20	Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	0	0	0	1,916,825	1,682,378
21	With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk					
22	Performing residential mortgages, of which:	0	980,169	793,304	20,761,271	12,256,936
23	With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk					
24	Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	0	0	0	0	0
25	**Assets with matching interdependent liabilities**					
26	**Other assets:**	5,887,750	12,416,559	757,088	4,933,364	6,721,610
27	Physical traded commodities, including gold					
28	Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties					
29	NSFR derivative assets					
30	NSFR derivative liabilities before deduction of variation margin posted		795,961	559,314	3,208,132	4,563,407
31	All other assets not included in the above categories	5,887,750	11,620,598	197,773	1,725,232	2,158,203
32	**Off-balance sheet items**		0	0	0	-719,401
33	**Total RSF**					**35,320,773**
34	**Net Stable Funding Ratio (%)**					**110.80%**

ENC- Encumbered Assets

	June 2023			
Amounts expressed in MMCLP	Encumbered Assets	Central Bank Facilities	Unencumbered Assets	Total
Cash and bank deposits	1,223,201	0	1,119,690	2,342,891
Transactions with ongoing settlement	0	0	860,177	860,177
Financial assets held for trading at fair value through profit or loss	1,177,049	0	9,552,045	10,729,094
Non-trading financial assets mandatorily measured at fair value through profit or loss	0	0	0	0
Financial assets designated at fair value through profit or loss	0	0	0	0
Financial assets at fair value through other comprehensive income	1,218,980	0	5,756,982	6,975,961
Financial derivative contracts for accounting hedging	0	0	391,908	391,908
Financial assets at amortised cost	4,784,584	1,568,560	36,580,272	42,933,416
Investments in companies	0	0	44,671	44,671
Intangible assets	0	0	94,318	94,318
Fixed assets	0	0	184,618	184,618
Assets for the right to use leased assets	0	0	170,591	170,591
Current taxes	0	0	41	41
Deferred taxes	0	0	322,621	322,621
Other assets	2,711,089	0	888,608	3,599,697
Non-current assets and disposal groups	0	0	31,977	31,977
Total assets	**11,114,902**	**1,568,560**	**55,966,542**	**68,681,981**